Exhibit 99.136

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2 Date of Material Change

June 21, 2021

Item 3 News Release

The press release attached as Schedule “A” was released on June 21, 2021.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihost.ca

Item 9 Date of Report

June 21, 2021

SCHEDULE “A”

DIGIHOST ANNOUNCES CLOSING OF CAD$15 MILLION BROKERED PRIVATE
PLACEMENT WITH INSTITUTIONAL INVESTORS

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES/

Toronto, ON – June 21, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that the Company has closed its previously announced private placement of equity securities (the “Offering”). The offering was for gross proceeds of CAD$15 million in a private placement of its equity securities and consisted of the sale of 8,333,336 common shares of the Company (“Shares”) and warrants to purchase 6,250,002 common shares (“Warrants”), at a purchase price of CAD$1.80 per Share and associated Warrant. The Warrants have an exercise price of CAD$1.99 per Share and an exercise period of three years from the issuance date.

The net proceeds of the private placement will be used by the Company primarily to acquire additional Bitcoin miners, expand infrastructure focused on environmental sustainability, and improve its working capital position.

H.C. Wainwright & Co. acted as the exclusive placement agent for the private placement.

H.C. Wainwright & Co. received (i) a cash commission equal to 8.0% of the gross proceeds of the Offering and (ii) 666,667 non-transferable broker warrants (the “Broker Warrants”). Each Broker Warrant will entitle the holder to purchase one common share at an exercise price of CAD$2.25 at any time for a period of three years from the issuance date.

The securities issued under the Offering are subject to customary resale restrictions in the United States with no resale restrictions in Canada. No securities were offered or sold to Canadian residents in connection with the private placement.

Resignation of Director

The Company also announces that, effective immediately, Gerard Guez has resigned as a Director of the Company for personal reasons. The Company would like to thank Mr. Guez for his continuous hard work and contributions to the Digihost board over the past year and a half.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 200PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as of the date of this news release. “Forward-looking information” in this news release includes information about the Offering including closing of the Offering and approval of the TSX Venture thereof and the use of net proceeds from the Offering, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: market and other conditions, continued effects of the COVID-19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; the availability of electricity at prevailing rates and on a continuous basis; the adequacy and security of custody for coins maintained in inventory; and, other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the pricing of electricity at historical rates; the adequacy and security of custody for coins maintained in inventory; and, there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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